Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Retirement Committee of Commerce Bancshares, Inc.
Commerce Bancshares, Inc.:

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-82692) of Commerce Bancshares, Inc. of our report, dated June 22, 2005, with respect to the statements of net assets available for benefits of the Commerce Bancshares Participating Investment Plan as of December 31, 2004 and 2003, the related statements of changes in net assets available for benefits for each of the years in the three-year period ended December 31, 2004, and the related schedules of schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2004 and schedule H, line 4j - schedule of reportable transactions for the year ended December 31, 2004, which report appears in the December 31, 2004 Annual Report on Form 11-K of the Commerce Bancshares Participating Investment Plan.

/s/ KPMG LLP

Kansas City, Missouri
June 29, 2005